MERITZ & MUENZ LLP
                                COUNSELORS AT LAW
                                2021 O Street, NW
                              Washington, DC 20036

                                    --------

                            Telephone: (202) 728-2909
                            Facsimile: (202) 728-2910
                        E-mail: Lmuenz@meritzmuenzllp.com

Lawrence A. Muenz*
   *Also admitted in NY



                                                 August 7, 2008



Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:        IVOICE TECHNOLOGY, INC.
           FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FILE NO. 333-120490

Dear Ms. Davis:

My firm serves as corporate counsel to iVoice Technology, Inc. (the "Company"). I am in receipt of your letter dated July 21, 2008 and would like to respond on behalf of the Company.

1.   ITEM 8A (T) CONTROLS AND PROCEDURES, PAGES 40-42.
     -------------------------------------------------

The management did perform an assessment of internal control over financial reporting as of December 31, 2007 as stated at the beginning of this Item 8A (T) under the section captioned: "Evaluation of Disclosure Controls and Procedures". However, as pointed out in your Comment No. 3, this section was contradicted by a subsequent paragraph in the same section. Therefore, your comments are duly noted and Item 8A (T) shall be deleted in its entirety and replaced with a new
Item 8A (T) that will filed with the Commission with an amended Form 10-KSB. The new Item 8A (T) will read as follows:

Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Page 2



     ITEM 8A (T). CONTROLS AND PROCEDURES.
     -------------------------------------

     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.
     The evaluation of our disclosure controls and procedures included a review of their objectives and design, our implementation of them and their effect on the information generated for use in this Form 10-KSB. In the course of the controls evaluation, we reviewed any data errors or control problems that we had identified and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-KSB and Form 10-QSB. Many of the components of our disclosure controls and procedures are also evaluated on an ongoing basis. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and to modify them as necessary. The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in our reports filed under the Securities Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     Our Board of Directors were advised by Bagell, Josephs, Levine and Company, LLC, our independent registered public accounting firm, that during their performance of review procedures for the year ended December 31, 2007, they have identified a material weakness as defined in Public Accounting Oversight Board Standard No. 2 in our internal control over financial reporting. Our auditors have identified the following material weaknesses in our internal controls as of December 31, 2007 and December 31, 2006:

     A material weakness in the Company's internal controls exists in that there is limited segregation of duties amongst the Company's employees with respect to the Company's preparation and review of the Company's financial statements.

Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Page 3


     This material weakness is a result of the Company's limited number of employees. This material weakness may affect management's ability to effectively review and analyze elements of the financial statement closing process and prepare financial statements in accordance with U.S. GAAP.

     Management of the Company has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the fiscal year covered by this Annual Report on Form 10-KSB. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company have concluded, as of the end of the fiscal year covered by this Annual Report on Form 10-KSB, that our disclosure controls and procedures have not been effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that the information required to be disclosed in the reports was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. However, at this time, our resources and size prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system. The Company intends to remedy the material weakness by hiring additional employees and reallocating duties, including responsibilities for financial reporting, among the Company's employees as soon as the Company has the financial resources to do so. Management is required to apply judgment in evaluating the cost-benefit relationship of possible changes in our disclosure controls and procedures.

     Other than the material weakness indicated above, no accounting errors or misstatements have been identified by our disclosure controls and procedures or by our independent registered public accounting firm that would have a material effect on our Financial Statements.

     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's

Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Page 4


     report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report. Our registered public accounting firm will be required to attest to our management's assessment of internal control over financial reporting beginning with our annual report for the year ended December 31, 2009.

     CHANGES IN INTERNAL CONTROLS.

     Management of the Company has evaluated, with the participation of the Chief Executive Officer of the Company, any change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year covered by this Annual Report on Form 10-KSB. There was no change in the Company's internal control over financial reporting identified in that evaluation that occurred during the fiscal year covered by this Annual Report on Form 10-KSB that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, other than what has been reported above.

     RISK FACTOR RELATED TO CONTROLS AND PROCEDURES

     The Company has limited segregation of duties amongst its employees with respect to the Company's preparation and review of the Company's financial statements due to the limited number of employees, which is a material weakness in internal controls, and if the Company fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in the Company's financial reporting which could harm the trading price of the Company's stock.


          Management has found it necessary to limit the Company's administrative staffing in order to conserve cash, until the Company's level of business activity increases. As a result, there is very limited segregation of duties amongst the administrative employees, and the Company and its independent public accounting firm have identified this as a material weakness in the Company's internal controls. The Company intends to remedy this material weakness by hiring additional employees and reallocating duties, including responsibilities for

Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Page 5

     financial reporting, among the employees as soon as there are sufficient resources available. However, until such time, this material weakness will continue to exist. Despite the limited number of administrative employees and limited segregation of duties, management believes that the Company's administrative employees are capable of following its disclosure controls and procedures effectively.

2.   ITEM 8A (T) CONTROLS AND PROCEDURES, PAGES 40-42.
     -------------------------------------------------

Please see our response to your Comment No. 1.

3.   ITEM 8A (T) CONTROLS AND PROCEDURES, PAGES 40-42.
     -------------------------------------------------

Please see our response to your Comment No. 1. Your comment related to Item 4(T) in Form 10-Q for the quarter ended March 31, 2008 is duly noted. The Company will file an amendment to this Form 10-Q consistent with our response to your Comment No. 1.

4.   PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATION.
     --------------------------------------------------------------------------

The certification required pursuant to Item 601(b)(31) of Regulation S-B will be refiled in an amendment to Form 10-KSB for the fiscal year ended December 31, 2007 and to Form 10-Q for the quarter ended March 31, 2008, without the the header and introductory paragraph as noted in your comment.


5.   The Company has advised me that it wishes to acknowledge that:

     a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christine Davis
Assistant Chief Accountant
Corporate Finance
U.S. Securities and Exchange Commission
Page 6




Thank you in advance for your assistance in resolving this matter.

                                       Respectfully yours,



                                       Lawrence A. Muenz